Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

telephone: (212) 318-3000	facsimile:(212) 318-3400

December 11, 2009

VIA EDGAR

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Republic Airways Holdings Inc. (the “Company”)
Form 10-K for the year ended December 31, 2008
Filed March 16, 2009 File No. 000-49697

Dear Ms. Cvrkel:

On behalf of the Company, set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated November 24, 2009 to Robert H. Cooper. For the Staff’s convenience, each of the Staff’s comments is set forth below, followed by the Company’s response.

Form 10-Q for the quarter ended September 30, 2009

Notes to the Consolidated Financial Statements

1.	Please revise your goodwill disclosure in future filings to include the disclosures required of paragraph 805-30-30-11 of the FASB Accounting Standards Codification.

Response:

The Company was not obligated and did not opt to issue any replacement or new share-based payment awards for either the acquisition of Midwest or Frontier.  Therefore, the provisions of paragraph 805-30-30-11 are not applicable to these business combinations.

On October 2, 2009, the Company entered into an employment agreement with Sean Menke, the former President and Chief Executive Officer of Frontier Airlines, Inc. (“Frontier”), to employ Mr. Menke as Executive Vice President and Chief Marketing Officer of the Company.  The term of the employment agreement runs through December 31, 2012.  The agreement contained certain provisions for issuance of share-based payment awards that typically vested over four years beginning from October 2, 2009.  These share-based payment awards did not qualify as replacement awards, but they were new awards to be accounted for prospectively in accordance with ASC 718.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

December 11, 2009

Note 1. Organization and Business, page 6

Mokulele Airlines, page 8

2.
We note that during October 2009 you entered into an agreement with Mesa Air Group to form Mo-Go, pursuant to which Mesa will own 75% of Mo-Go and the former shareholders, including Republic will own the remaining 25%. Further, as a result of the agreement, you will deconsolidate Mokulele and account for the investment in Mo-Go under the equity method of accounting in the fourth quarter of 2009. In this regard, please explain to us in greater detail the nature and terms of the agreement with Mesa Air Group, including the consideration that was exchanged for the reduction in your ownership interest in Mokulele from 89% to 25%. Further, please tell us why you believe it is appropriate to deconsolidate Mokulele beginning in the fourth quarter of 2009 and provide us with the accounting guidance you relied upon which supports the basis for your conclusions.

Response:

The Company entered into an agreement to contribute all of its ownership interest in Mokulele, together with the remaining minority interests’ ownership in Mokulele for a 25% interest in Mo-Go, LLC.  Additionally, current Mokulele shareholders and Mesa will be obligated to fund up to $6 million in cash to capitalize the business venture, of which $4.5 million is expected from Mesa and the remaining $1.5 million is required from current Mokulele shareholders.  The Company expects to fund all $1.5 million related to the Mokulele shareholder’s obligation to the venture.

Mo-Go, LLC reconstituted the Mokulele board of directors and replaced all of the existing board seats held by the Company and minority shareholders, with Mesa officers.  The Company no longer has financial or governance control of Mokulele or Mo-Go, LLC.

The consideration received by the Company related to the cancellation of its fixed-fee codeshare agreement with Mokulele.  Cancellation of the code-share agreement permitted the Company to redeploy the aircraft covered under such agreement into the Company’s newly acquired branded passenger service.  Additionally, the Company was able to  limit its exposure to future losses in Hawaii by limiting its required capital contributions to Mo-Go, LLC to $1.5 million.

ASC 810-10-40-5 provides a formula for calculating the parent's gain or loss on deconsolidation.  The parent's gain or loss on deconsolidation includes a remeasurement to fair value of the parent's retained noncontrolling interest in the former subsidiary, if any. The parent's relationship with the former subsidiary after the transaction, as described below, determines the accounting to be followed:

December 11, 2009

If the parent ceases to have a controlling financial interest in a subsidiary but still retains an investment that will be accounted for under the equity method in accordance with ASC 323-10, the parent should deconsolidate the subsidiary and recognize a gain or loss in accordance with paragraph ASC 810-10-40-5. As of the date the change of control occurs, the former parent remeasures, at fair value, its retained investment, with any resulting adjustments being included as part of the gain or loss recognized on deconsolidation.

The entity must apply the equity method of accounting prospectively from the date control over the subsidiary is relinquished and should not revise its presentation of prior-period balances. The remaining investment after the deconsolidation should be reflected in the balance sheet at the end of the period as a single line item.

In October 2009, the Company no longer had a controlling interest in Mokulele.  The receipt of the 25% interest in Mo-Go, LLC was treated as a retained investment and will be accounted for under the equity method in accordance with ASC 323-10.

If you have any comments or questions to the foregoing responses or referenced revisions, please feel free to contact the undersigned at (212) 318-3388 or Dayna Volpe at (212) 318-3424.

Very truly yours, /s/ Gregg J. Berman Gregg J. Berman

Enclosures

cc:	Robert H. Cooper